

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2012

Via E-mail
Steven Oreskovich
Chief Financial Officer
Merge Healthcare Incorporated
200 East Randolph Street, 24th Floor
Chicago, Illinois 60601

> **Re: Merge Healthcare Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-33006**

Dear Mr. Oreskovich:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant

cc: Via E-mail
Eric Orsic
McDermott Will & Emory LLP